ERIC M. HELLIGE

Partner

DIRECT TEL: 212-326-0846

FAX: 212-326-0806

ehellige@pryorcashman.com

September 1, 2023

Via Edgar

Ms. Ta Tanisha Meadows

Ms. Theresa Brillant

Mr. Nicholas Nalbantian

Ms. Mara Ransom

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SeqLL Inc.
Amendment No. 1 to Registration Statement on Form S-1 Filed August 15, 2023 File No. 333-272908

Ladies and Gentlemen:

On behalf of our client, SeqLL Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby submit in electronic form the accompanying Amendment No. 2 to Registration Statement on Form S-1 of the Company (“Amendment No. 2”), marked to indicate changes from Amendment No. 1 to the Registration Statement on Form S-1 that was initially filed with the Securities and Exchange Commission (the “Commission”) on August 15, 2023.

Amendment No. 2 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated August 25, 2023 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 2. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 2 and to the prospectus included therein.

Securities and Exchange Commission

September 1, 2023

The Company has asked us to convey the following responses to the Staff:

Amendment No. 1 to Registration Statement on Form S-1
Cover Page

1.	We note that you have failed to maintain a minimum bid price for your Nasdaq listing. Please revise the third paragraph of the prospectus cover page to clarify whether this offering is contingent upon your continued listing on Nasdaq. Additionally, please include a cross-reference to the applicable risk factor on page 13 which discusses your current Nasdaq listing status. Last of all, please revise the prospectus summary to include a discussion of this issue.

Response:	As requested by the Staff, the Company has revised the third paragraph of the prospectus cover page to indicate that the offering is contingent on the Company’s continued listing on Nasdaq.

The Company effected a one-for-40 reverse stock split of its common stock on August  30, 2023 and on August 31, 2023, the closing price of the Company’s common stock on Nasdaq was $22.30 per share. As a result, the Company now believes the delisting of its common stock from Nasdaq due to its failure to meet the Minimum Bid Price Requirement of Nasdaq in the short term following the Merger and the closing of this offering is remote, and that a cross reference to the applicable risk factor discussing its recent failure to meet the Minimum Bid Price Requirement is no longer necessary.

As requested by the Staff, the Company has revised the prospectus summary on page 4 of Amendment No. 2 relating to the Company’s recent failure to meet the Minimum Bid Price Requirement to update the discussion to include the date of the August 30, 2023 reverse stock split and the Company’s anticipated cure of its failure to comply with the Nasdaq Minimum Bid Price requirement.

Business

Lyneer Service Offerings, page 69

2.	Please revise the disclosure of when customers are typically invoiced and the payment terms to agree with the disclosure on page 53.

Response:	As requested by the Staff, the Company has revised the disclosure on page 69 of Amendment No. 2 to conform the disclosure of when customers are typically invoiced and the payment terms to the disclosure on page 53 of Amendment No. 2.

Note 3: Summary of Significant Accounting Policies

Liquidity, page F-7

3.	We note the company is in negotiations with the lender and considering other remedies within a Forbearance Agreement to cure the covenant violations of the Revolver. We also note the non-payment of the over-advance impacted the company's ability to make other debt payments. Please tell us how you determined it is not probable that any other covenant violations will occur in subsequent interim periods and that non-current classification as of June 30, 2023 is appropriate. Please reference ASC 470 in your response.

Response:	The Company and Lyneer respectfully acknowledge the Staff’s comment.

Since receipt of the overdraft letter from the administrative agent of the lender (“Lender”) on June 6, 2023, Lyneer and IDC have been in negotiations with the Lender for a forbearance with respect to all then-existing defaults under the Revolver. On August 30, 2023, Lyneer, IDC and Lender entered into the Fourth Amendment to the Revolver dated August 30, 2023 (the “Forbearance Agreement”), whereby all then-existing defaults were waived.

Securities and Exchange Commission

September 1, 2023

Lyneer considered the guidance in ASC 470-10-45-177880197788019 to determine the appropriate classification of debt after noting that the debt was not legally due on demand as of June 30, 2023. Lyneer has used the following facts during its review and evaluation of ASC 470-10-45-1 and ASC 470-10-55-2 through ASC 470-10-55-6:

(i)	while there were violations of the covenants under the Revolver in June 2023, the Lender continued to provide financing under the Revolver subsequent to such violations in the normal course of business;

(ii)	the debt was not legally due on demand as of June 30, 2023;

(iii)	a grace period was provided under the contractual terms of the Revolver;

(iv)	it was probable that all of the violations would be cured within 12 months from June 30, 2023 based upon direct discussions held with the Lender in the second and third quarters of 2023;

(v)	Lyneer would stay in compliance with all existing covenants for the next twelve (12) months; and

(vi)	Lyneer executed the Fourth Amendment to the Revolver in August 2023, which cured all past non-compliance violations.

Based upon the above, Lyneer concluded that non-current presentation was appropriate as of June 30, 2023.

Financial Statements

Notes to the Consolidated Financial Statements as of June 30, 2023

Note 8: Debt

Revolver, page F-12

4.	We note The Third Amendment to the Revolver required a $375,000 amendment fee. Given this additional amount of payment, please tell us how you determined the amendment qualified as a debt modification and not as a debt extinguishment under the guidance in ASC 470-50-40-6 through 12.

Response:	The Company and Lyneer respectfully acknowledge the Staff’s comment.

After the effective date of the Third Amendment to the Revolver, Lyneer performed an analysis to determine whether the Third Amendment represented a debt modification or a debt extinguishment in accordance with ASC 470.

Lyneer noted that the guidance in ASC 470-50-40-6 through 12 is specific to Term Loans and Debt Securities. As the Revolver is considered a revolving debt arrangement, Lyneer considered ASC 470-50-40-21, which states:

“Modifications to or exchanges of line-of-credit or revolving-debt arrangements resulting in either a new line-of-credit or revolving-debt arrangement or resulting in a traditional term-debt arrangement shall be evaluated in the following manner:

a.	The debtor shall compare the product of the remaining term and the maximum available credit of the old arrangement (this product is referred to as the borrowing capacity) with the borrowing capacity of the new arrangement.

Securities and Exchange Commission

September 1, 2023

b.	If the borrowing capacity of the new arrangement is greater than or equal to the borrowing capacity of the old arrangement, then any unamortized deferred costs, any fees paid to the creditor, and any third-party costs incurred shall be associated with the new arrangement (that is, deferred and amortized over the term of the new arrangement).

c.	If the borrowing capacity of the new arrangement is less than the borrowing capacity of the old arrangement, then:

i.	Any fees paid to the creditor and any third-party costs incurred shall be associated with the new arrangement (that is, deferred and amortized over the term of the new arrangement).

ii.	Any unamortized deferred costs relating to the old arrangement at the time of the change shall be written off in proportion to the decrease in borrowing capacity of the old arrangement. The remaining unamortized deferred costs relating to the old arrangement shall be deferred and amortized over the term of the new arrangement.

Based on the guidance above, Lyneer considered the following items:

1.	Borrowing capacity: No change in borrowing capacity occurred per the Third Amendment; and

2.	Fees paid to the creditor: $375,000 in fees were paid.

As such, Lyneer determined that the Third Amendment to the Revolver qualified as a debt modification and not a debt extinguishment, as reported in Lyneer’s interim financial statements for the six-month period ended June 30, 2023.

2023 Amendment to Seller and Earnout Notes, page F-14

5.	We note the Omnibus Amendment to the Seller and Earnout Notes changed the interest rate for all remaining payments to 11.25% per annum from 6.25%. Please tell us how you determined the amendment qualified as a debt modification and not as a debt extinguishment under the guidance in ASC 470-50-40-6 through 12.

Response:

The Company respectfully acknowledges the Staff’s comment. After the effective date of the Omnibus Amendment, Lyneer performed an analysis to determine whether the Omnibus Amendment represented a debt modification or a debt extinguishment in accordance with ASC 470.

Securities and Exchange Commission

September 1, 2023

Lyneer first reviewed the scope exception guidance as per ASC 470-50-40-10, which states:

“From the debtor's perspective, an exchange of debt instruments between or a modification of a debt instrument by a debtor and a creditor in a non-troubled debt situation is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. If the terms of a debt instrument are changed or modified and the cash flow effect on a present value basis is less than 10 percent, the debt instruments are not considered to be substantially different, except in the following two circumstances:

a.	A modification or an exchange affects the terms of an embedded conversion option, from which the change in the fair value of the embedded conversion option (calculated as the difference between the fair value of the embedded conversion option immediately before and after the modification or exchange) is at least 10 percent of the carrying amount of the original debt instrument immediately before the modification or exchange.

b.	A modification or an exchange of debt instruments adds a substantive conversion option or eliminates a conversion option that was substantive at the date of the modification or exchange. (For purposes of evaluating whether an embedded conversion option was substantive on the date it was added to or eliminated from a debt instrument, see paragraphs 470-20-40-7 through 40-9.)”

Based on the terms of the Omnibus Amendment, Lyneer believes neither scope exception described above applies.

Lyneer next considered the guidance per ASC 470-50-40-12, with responses detailed below:

The following guidance shall be used to calculate the present value of the cash flows for purposes of applying the 10 percent cash flow test described in paragraph 470-50-40-10:

a.	The cash flows of the new debt instrument include all cash flows specified by the terms of the new debt instrument plus any amounts paid by the debtor to the creditor less any amounts received by the debtor from the creditor as part of the exchange or modification.

Lyneer noted that all cash flows from extended terms, changes to interest rates, and all fees paid for debt modifications were factored into its analysis.

b.	If the original debt instrument or the new debt instrument has a floating interest rate, then the variable rate in effect at the date of the exchange or modification shall be used to calculate the cash flows of the variable-rate instrument.

Lyneer noted that neither the Seller Notes nor the Earnout Notes, prior to or subsequent to the Omnibus Amendment, used a floating interest rate.

c.	If either the new debt instrument or the original debt instrument is callable or puttable, then separate cash flow analyses shall be performed assuming exercise and non-exercise of the call or put. The cash flow assumptions that generate the smaller change would be the basis for determining whether the 10 percent threshold is met.

Lyneer noted that neither the Seller Notes nor the Earnout Notes, prior to or subsequent to the Omnibus Amendment, were callable or puttable.

Securities and Exchange Commission

September 1, 2023

d.	If the debt instruments contain contingent payment terms or unusual interest rate terms, judgement shall be used to determine the appropriate cash flows.

Lyneer noted that none of the Seller Notes or the Earnout Notes contain payment or interest rate terms that Lyneer determined to be unusual.

e.	The discount rate to be used to calculate the present value of the cash flows is the effective interest rate, for accounting purposes, of the original debt instrument.

Lyneer calculated the effective interest rate using the original terms of the Seller Notes and the Earnout Notes, and noted that the effective interest rate for both the Seller Notes and the Earnout Notes was 6.25%.

f.	If within a year of the current transaction the debt has been exchanged or modified without being deemed substantially different, then the debt terms that existed a year ago shall be used to determine whether the current exchange or modification is substantially different.

Lyneer noted that the Seller Notes and the Earnout Notes were not exchanged or modified within the prior year.

Based on the guidance above, Lyneer performed the cash flow assessment on the Seller Notes and the Earnout Notes before and after modification. Based on Lyneer’s calculations, the change in cash flows for the Seller Notes and the Earnout Notes are 5.9% and 5.1%, respectively. Due to the fact that the Seller Notes and the Earnout Notes mature on April 30, 2024 and January 31, 2025, respectively, the change in interest rate did not have a significant (defined as 10% or more) change in the cash flows. As the change in cash flows was less than 10%, in accordance with ASC 470-50-40-12, the change represented a modification of the debt and not an extinguishment of debt as reported in Lyneer’s interim financial statements for the six-month period ended June 30, 2023.

General

6.	We note your disclosure on page F-18 that Lyneer is in default under its Revolver and Term Loan. We also note the applicable risk factors on page 21. Please revise the prospectus summary to include a discussion of this issue to include Lyneer's current liquidity situation and its plans to cure any defaults.

Response:

As requested by the Staff, the Company has updated the disclosure on page 5 of Amendment No. 2 to include a discussion of Lyneer’s defaults and covenant violations under its Revolver and Term Note, and the lender’s forbearance with respect to all existing defaults under the Revolver and the Term Loan pursuant to the Forbearance Agreement entered into by the parties on August 31, 2023. The summary discussion also reflects Lyneer’s current liquidity situation and its plan to modify those debt instruments concurrently with the closing of this offering.

*       *       *

Securities and Exchange Commission

September 1, 2023

As it is the goal of the Company to have the Form S-1 declared effective as soon as possible, the Company would greatly appreciate the Staff’s review of Amendment No. 2 as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Daniel Jones
SeqLL Inc.